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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ONELINK, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

682676 10 1

(CUSIP Number)

Ronald E. Eibensteiner

800 Nicollet Mall, Suite 2690

Minneapolis, MN   55402

With a copy to:

Paul D. Chestovich, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications)

January 17, 2003

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

 See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 682676 10 1

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Ronald E. Eibensteiner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7.	SOLE VOTING POWER
NUMBER OF		3,587,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9.	DISPOSITIVE POWER
PERSON		3,587,000
WITH
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,000

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
34.3%

14.		TYPE OF REPORTING PERSON

IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of OneLink, Inc., a Minnesota corporation (“OneLink”).  The address of OneLink's principal executive offices is 10340 Viking Drive, Eden Prairie, MN   55344.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Ronald E. Eibensteiner.  Mr. Eibensteiner’s business address is 800 Nicollet Mall, Suite 2690, Minneapolis, MN   55344.  Mr. Eibensteiner is a director of the issuer and a private investor.

During the last five years, Mr. Eibensteiner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eibensteiner is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of OneLink subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a)                      The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)                     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)                      A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)                     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                      Any material change in the present capitalization or dividend policy of the issuer;

(f)                        Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)                     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                         A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                         Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.  Mr. Eibensteiner beneficially owns 3,587,000 shares.  Includes the following:  (i) 730,000 shares are held by Wyncrest Capital, Inc., a corporation that is wholly owned by Mr. Eibensteiner; (ii)  2,257,000 shares are held by Morgan Street Partners, LLC, a limited liability company, of which Mr. Eibensteiner is Chief Executive Officer and Managing Partner; (iii) 200,000 shares issuable upon conversion of Series A Preferred Stock; and (iv) 400,000 shares issuable upon exercise of an employee stock option, which is immediately exercisable.

According to the Company’s Form 10-QSB the number of shares outstanding as of November 18, 2002 was 9,861,254.  Accordingly, based upon this information Mr. Eibensteiner is the beneficial owner of 34.3% of the outstanding shares.

c.	TRANSACTIONS WITHIN THE LAST 60 DAYS

Morgan Street Partners, LLC purchased 2,257,000 shares on January 17, 2003 for an aggregate of $580.00 in private transactions.
d.	Not applicable.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003	/s/ Ronald E. Eibensteiner
Ronald E. Eibensteiner